UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

TONGJITANG CHINESE MEDICINES COMPANY

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

By:	/s/ Xiaochun WANG
Name:	Xiaochun WANG
Title:	Chairman and Chief Executive Officer

Date: November 3, 2008

Exhibit 99.1

Tongjitang Announces 2008 Annual General Meeting Results

Shareholders Approve $20 Million Share Repurchase Authorization

SHENZHEN, China, November 3, 2008 – Tongjitang Chinese Medicines Company (the “Company” or “Tongjitang”) (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced that at its annual general meeting, Tongjitang’s shareholders approved the Company’s proposed repurchase of its own American Depositary Shares (“ADSs”) with an aggregate value of up to US$20 million within 18 months of shareholder approval. Shareholders also approved an amendment to the Company’s articles of association to authorize the Board to approve and execute future share repurchase plans without shareholder approval, and an amendment of the Company’s share incentive plan to authorize the Board to adjust the exercise prices of outstanding options.

Under the share repurchase plan, the Company is approved, but not obligated, to purchase its own ADSs, funded by capital of the Company on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in the judgment of such person(s) authorized by the Company and in accordance with all applicable requirements of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and on such other terms set out in the resolutions of the Board approving such share repurchase.

Tongjitang’s 2008 annual general meeting of shareholders was held at the Company’s executive office on 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China on October 30, 2008 at 11:00 a.m. (local time).

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 18 other modernized traditional Chinese medicine products and 38 western medicines. Please visit www.tongjitang.com for more information.

CONTACT

Ashley M. Ammon or Christine Duan

Integrated Corporate Relations, Inc.

203-682-8200 (Investor Relations)

4